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                                                                    EXHIBIT 21.1


                      LIST OF SUBSIDIARIES OF THE COMPANY


1. Showscan Productions, Inc., a wholly-owned subsidiary, incorporated under the laws of the State of Delaware.

2. Showscan CityWalk, Inc., a wholly-owned subsidiary, incorporated under the laws of the State of California.

3. Showscan Attractions, Inc., a wholly-owned subsidiary, incorporated under the laws of the State of California.

4. Showscan Framingham, Inc., a wholly-owned subsidiary, incorporated under the laws of the State of Delaware.

5. Cinemania (U.K.) Limited, a private limited company, incorporated under the laws of the United Kingdom. Showscan Attractions, Inc., a wholly-owned subsidiary of the Company, owns 50% of the outstanding capital stock of Cinemania (U.K.) Limited.

6. Showscan Entertainment B.V., a wholly-owned subsidiary, incorporated under the laws of The Netherlands.